Exhibit 99.1

SKF Half-year Report 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--July 14, 2006--The SKF Group (NASDAQ:SKFR) (STO:SKFA) (STO:SKFB) (LSE:SKFB) reports record profits and record sales for the second quarter of 2006. Operating profit increased by 22.6% and sales were up 5.0%. Basic earnings per share increased by 17.9%

-- Net sales for the second quarter of 2006 were MSEK 13,373 (12,739), and for the first half-year MSEK 26,662 (24,610).

-- Operating profit for the second quarter was MSEK 1,702 (1,388). The operating profit for the first half-year was MSEK 3,311 (2,595). The operating margin for the second quarter was 12.7% (10.9), and for the first half-year 12.4% (10.5).

-- Profit before taxes for the second quarter was MSEK 1,520 (1,319). The profit for the first half-year was MSEK 3,119 (2,498).

-- Net profit for the second quarter was MSEK 1,071 (904). Net profit for the first half-year was MSEK 2,209 (1,720).

-- Basic earnings per share for the second quarter were SEK 2.30 (1.95), and for the first half-year SEK 4.75 (3.68). Diluted earnings per share for the second quarter were 2.30 (1.93), and for the first half-year SEK 4.74 (3.66).

The increase of 5.0% in net sales for the quarter, in SEK, was attributable to:
volume 2.5%, structure -0.5%, price/mix 2.0% and currency effects 1.0%.

For the first half-year, the increase of 8.3%, in SEK, was attributable to:
volume 3.8%, structure -2.7%, price/mix 2.7% and currency effects 4.5%.

Sales development (excl. Ovako Steel in 2005)

Sales for the SKF Group in the second quarter calculated in local currencies and compared to sales in the same quarter last year, were higher in Europe, slightly higher in North America and significantly higher in Asia. Sales in Latin America were unchanged. The second quarter was negatively effected by Easter being in the second quarter 2006.

The manufacturing level for the second quarter of 2006 was unchanged compared to the first quarter 2006 and slightly higher compared to the second quarter last year.

Outlook for the third quarter of 2006

The market demand for SKF's products and services in the third quarter of 2006 is expected to be slightly higher compared to the second quarter 2006. The demand is expected to be higher in Europe, significantly higher in Asia and to remain on a high level in North America and Latin America.

The manufacturing level for the third quarter of 2006 will be unchanged compared to the second quarter 2006, while lower in absolute terms due to normal seasonality.

Financial

The Group's financial net for the first half-year 2006 was MSEK -192 (-97). The financial net in the second quarter, MSEK -182 (-69), was negatively affected by approximately MSEK 35 due to the revaluation of share swaps and by approximately MSEK 60 due to negative currency effects.

Additions to property, plant and equipment for the second quarter totalled MSEK 469 (405) and for the half-year MSEK 837 (670). The tax rate for the second quarter was 29.5% (31.5) and for the half-year 29.2% (31.1). Income taxes for the second quarter 2006 were positively affected by the recognition of deferred tax assets due to the revaluation, for tax purposes, of certain fixed assets in Italy.

Cash flow, after investments before financing, for the second quarter was MSEK 561 (262), and for the half-year MSEK 745 (406).

Some key figures for the first half-year 2006 (first half-year 2005):

-- Inventories, % of annual sales, 19.1% (20.6)

-- ROCE for the 12-month period, 23.0% (21.6)

-- ROE for the 12-month period, 22.8% (19.2)

-- Equity/assets ratio, 44.4% (42.1)

-- Gearing, 32.7% (36.0)

-- Registered number of employees, 38,941 (37,610)

Exchange rates for the second quarter 2006, including the effects of translation and transaction flows, had a positive effect on SKF's operating profit of approximately MSEK 120. Based on current assumptions and exchange rates, it is estimated that there will be a slightly negative effect for the third and for the fourth quarter of 2006. For the full year the positive effect is estimated to be slightly over MSEK 200.

Major events

-- Det Norske Veritas and Germanischer Lloyd announced official verification of the fact that the increase in dynamic load ratings beyond the ISO 281 standard has been justified for SKF Explorer bearings. This confirms that the SKF Explorer bearing has set a new performance standard which opens the potential for design optimization in terms of downsizing and weight saving for a number of applications.

-- The International Standards Organisation (ISO) has adopted the SKF Life Theory in ISO 281. The new ISO Standard is expressed as a new formula that takes into account the effects of a fatigue limit, lubrication and contamination according to the principles laid out in the SKF Life Theory and subsequent SKF publications. The first ISO Standard for bearing life, issued in 1962 also adopted the SKF formulas and calculation for life theory at that time.

-- In April 2006, SKF acquired 51% of the shares of the North American seals company Macrotech Polyseal Inc, now renamed to SKF Polyseals Inc. The purchase price for 51% of the shares of the company was approximately 21 million US dollar. This acquisition is included in SKF's second quarter reporting as part of the Automotive Division.

-- In July 2006 SKF acquired SNFA SAS, a leading manufacturer of bearings for aerospace and machine tool applications with head office in Paris, after approvals from the European Commission and the French Ministry of Economy. SNFA's sales 2005 amounted to 82 million euro and the operating margin was 19%. The sales the first six months 2006 has increased with 10% compared to the same period last year. The number of employees is 720. SKF paid approximately 138.5 million euro on a cash and debt free basis for 100% of the shares of SNFA SAS. This acquisition will be included in the SKF's third quarter reporting.

Acquisitions and divestments in progress, not yet finalized:

-- SKF and Salzer Holding GmbH, the owners of the Austrian industrial seals company Economos Austria GmbH, signed a Memorandum of Understanding related to the acquisition by SKF of 100% of the shares in Economos. Economos' Group sales 2005 were 77 million euro and the number of employees was 899. Economos manufactures hydraulic and pneumatic seals for the oil and gas, food and beverage, pulp and paper, mining and steel segments. The acquisition would bring new technologies to SKF and a complementary product range to the Group's existing seals range. The acquisition is subject to customary due diligence, signing of a definitive share purchase agreement and relevant regulatory approvals.

-- SKF signed an agreement with John Crane Safematic Oy, part of Smiths Group plc, to acquire its lubrication systems business. The business sales in 2005 were 25 million euro and it has 127 employees. The products, segments served and geographical presence of this business are complementary to SKF's existing lubrication systems business. SKF pays 22.9 million euro for the business. The acquisition is subject to relevant regulatory approvals and is expected to be finalized during the third quarter.

-- SKF signed a Letter of Intent with Johann Hay GmbH & Co KG, one of the largest privately owned forging companies in Germany, for the purpose of selling SKF's forging business at its Luchow plant in Germany. The business has 225 employees and sales 2005 were 70 million euro. This asset is now reported as "held-for-sale" in the SKF balance sheet. The deal is subject to customary due diligence, the signing of a definitive agreement and authority approvals.

Divisions

Comments on sales per geographical region are based on local currencies and compared to the corresponding period for 2005. The operating margin has been calculated on sales including intra-Group sales.

Industrial Division

The operating profit for the second quarter of 2006 amounted to MSEK 829 (615), resulting in an operating margin of 12.4% (10.1) on sales including intra-Group sales. The operating profit for the first half-year amounted to MSEK 1,651 (1,146), resulting in an  operating margin of 12.4% (9.9).

Net sales for the second quarter amounted to MSEK 4,257 (3,842), an increase of 10.8%. Net sales for the first half-year amounted to MSEK 8,518 (7,369), an increase of 15.6%. Sales including intra-Group sales for the second quarter were MSEK 6,673 (6,100), and for the first half-year were MSEK 13,286 (11,620).

Sales for the second quarter were higher in Europe. Sales in North America and Asia were significantly higher. Segments that showed significantly higher sales were Food and Beverage, Medical, Energy, Material handling and Aerospace.

SKF gained an order from Bombardier Transportation for axleboxes and roller bearing units for the new Talent trains for the Austrian Federal Railways, OBB. The total SKF contract value is close to 4 million euro. The delivery to Bombardier Transportation in Germany will start this year and be finished in 2007.

SKF launched several new solutions for wind energy:

-- A range of large hybrid bearings especially for wind turbine generator applications that will solve the problem with passage of electrical current through the generator bearings, causing expensive repair and downtime.

-- A new high capacity cylindrical roller bearing for wind turbine gearboxes designed to increase the load carrying capacity, which will increase the reliability of the bearings and the wind turbine gearbox.

-- A new automatic lubrication kit allowing turbine owners and wind park operators to ensure that all critical lubrication points receive the right amount of lubricant at the right time.

SKF received an order from REpower Systems AG for 100 SKF WindCon condition-monitoring systems for wind turbines. Additionally, REpower, ordered 4 SKF WindCon systems to equip their 5-megawatt turbines, one of the biggest wind turbine in the world.

Service Division

The operating profit for the second quarter 2006 amounted to MSEK 537 (512), resulting in an operating margin of 11.2% (11.5). The operating profit for the first half-year amounted to MSEK 1,057 (909), resulting in an operating margin of 11.2% (11.0).

Net sales for the second quarter amounted to MSEK 4,334 (4,056), an increase of 6.9%. Net sales for the first half-year amounted to MSEK 8,618 (7,499), an increase of 14.9%. Sales including intra-Group sales for the second quarter were MSEK 4,779 (4,459), and for the first half-year, MSEK 9,459 (8,250).

Sales in the second quarter were higher in Europe, significantly higher in Asia, lower in North America and unchanged in Latin America. Sales in Middle East and Africa were significantly higher.

SKF signed a performance-based IMS contract with Valero Energy Corporation, the largest refiner in North America, for the Valero Paulsboro Refinery located in Greenwich Township, NJ. With this agreement, Valero extends the application of performance-based contracts from mechanical seals to pumps. Valero's Paulsboro Refinery is contracting resources from SKF that will be used for reliability related projects such as training, engineering, root cause failure analysis, and reliability centered maintenance. The scope of the contract also covers a one-time investment in condition monitoring hard- and software technology.

SKF acquired the remaining 50% of the Norwegian company RC DEI Norge AS from the AGR Group. RC DEI has a turnover of approximately NOK 12 million. The RC DEI business mainly consists of services for condition-based maintenance principally servicing  the oil and gas industry on the continental shelf of the North Sea. This acquisition was included in the SKF second quarter reporting.

Automotive Division

The operating profit for the second quarter was MSEK 336 (109), resulting in an operating margin of 5.9% (2.0). The operating profit for the first half-year amounted to MSEK 597 (311), resulting in an operating margin of 5.3% (2.9). The second quarter 2005 was affected by a restructuring charge of MSEK 190.

Net sales for the second quarter amounted to MSEK 4,757 (4,604), an increase of 3.3%. Net sales for the first half-year amounted to MSEK 9,482 (8,780), an increase of 8.0%. Sales including intra-Group sales for the second quarter were MSEK 5,722 (5,580), and for the first half-year MSEK 11,362 (10,620).

Sales to the car and light truck industry were lower in Europe and significantly lower in North America. Sales to the heavy truck industry were unchanged in Europe and significantly higher in North America. Sales to the vehicle service market were significantly higher in Europe and Asia and slightly lower in North America. Sales to the electrical industry in Europe were significantly lower. Sales to the producer of two-wheelers in Asia were relatively unchanged.

Sales for the Automotive Division as a whole, measured in local currencies, were unchanged.

SKF received a series order from DaimlerChrysler Trucks, Germany on the new pressure valve stem seal that SKF Sealing Solutions has developed and patented for engine applications in heavy-duty vehicles such as trucks and buses. The seal improves the quality of  missions and enhances engine operation by withstanding high pressure in the exhaust and intake ports of the engine, thus maintaining its primary function as an oil-metering device. Start of series production is scheduled for the fourth quarter 2006, with an annual volume of 3.5 million pieces starting 2007.

Parent company

Profit before taxes for the first half of 2006 amounted to MSEK 333 (1,580). Net sales for the first half-year amounted to 636 (644). Investments amounted to MSEK 0 (0). As of June 30, short-term financial assets amounted to MSEK 8 (9). As of January 1, they amounted to MSEK 5. As of June 30, the average number of employees was 163 (149).

Previous outlook statement

First-quarter report 2006:

The market demand for SKF's products and services in the second quarter of 2006 is expected to be slightly higher compared to the first quarter 2006. The demand is expected to be slightly higher in Europe and North America, significantly higher in Asia and to remain on a high level in Latin America.

The manufacturing level for the second quarter of 2006 will be unchanged compared to the first quarter 2006.

Presentation from SKF

A presentation will be published on SKF's website at the following address:
investors.skf.com (click on Presentations).

Cautionary statement

This report contains forward-looking statements that are based on the current expectations of the management of SKF.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those implied in the forward-looking statements as a result of, among other factors, changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKF's latest 20-F report on file with the SEC (United States Securities and Exchange Commission) under "Forward-Looking Statements" and "Risk Factors".

Goteborg, 14 July 2006

Aktiebolaget SKF

(publ.)

Tom Johnstone

President and CEO

Enclosures:

Financial statements

1. Consolidated income statements

2. Consolidated balance sheets and Consolidated statements of changes in shareholders' equity

3. Consolidated statements of cash flow

Other financial statements

4. Consolidated financial information - yearly and quarterly comparisons (Group)

5. Consolidated segment information - yearly and quarterly comparisons (Divisions/Segments)

The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards, for further details see note 1 in the SKF Annual Report including Sustainability Report 2005. The financial statements of the Parent Company are prepared in accordance with the Swedish Financial Accounting Standards Council, for further details see note 1 to the Parent Company in the Annual Report.

This quarterly report has been prepared in accordance with IAS34.

The report has not been audited by the Company's auditors.

The SKF Nine-month report 2006 will be published on Tuesday, 17 October 2006.

www.skf.com

This information was brought to you by Waymaker http://www.waymaker.net

For a full report in PDF format:
http://wpy.observer.se/wpyfs/00/00/00/00/00/07/FE/3C/wkr0001.pdf

CONTACT: Aktiebolaget SKF
Lars G Malmer, 31-3371541 / 705-371541
lars.g.malmer@skf.com
or
Marita Bjork, 31-3371994 / 705-181994
marita.bjork@skf.com
or
Tel: 31 337 10 00
Fax: 31 337 17 22